SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERP

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of September, 2004

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Investor Presentation

Sep 2004

This material has been prepared by Korea Electric Power Corporation for the information of investors of the company. This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities. While reasonable care has been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness. Any projections or estimates may be different from actual results.

Table of Contents

I. Overview

II. Business & Operation III. Financial Profile IV. Strategic Initiatives

I. Overview

Power Monopoly in Korea

95% 100% 100%

Generation Transmission Distribution

* Based on gross generation (2003)

Assets

KRW71.7 trillion (US$60.2 billion)

Revenues

KRW22.8 trillion (US$19.1billion)

Generating Capacity

50,432 MW

Market Capitalization

KRW12.6 trillion (US$

10.8 billion)

For the year ended and as of Dec. 31, 2003.(consolidated)

Market Cap.: as of the end of Jul. 2004, USD/KRW=1171

II. Business & Operation

Demand Growth

Historical Demand Growth & GDP (%)

Demand Growth GDP Growth

11.8 10.0

10.7 11.8

7.6 8.0

5.4 6.2

6.8 5.0

(3.6)

10.7 8.8

3.0

6.2

2.7

4.7

(6.7)

1996 1997 1998 1999 2000 2001 2002 2003 2004(F)

Demand Growth Forecast

2005: 6.1%

2006 ~ 2010: 4.4% (Annual Average)

GDP: an annual average growth rate of 5.1% from 2004 through 2010

Forecast value for 2004 onward: midpoint of the reference demand and high demand scenario by Korea Power Exchange

Actual results may differ from the forecast

Demand Growth For the 1st 7 Months

Volume Revenue

9.3%

6.9%

5.6%

4.7%

6.1% 5.8% 5.4% 5.1%

Residential Commercial Industrial Total

Unit Sales Price

2003 1st 7 months, 2004

Won/Kwh

Residential 108.0 108.4

Commercial 100.6 94.4

Industrial 60.3 59.3

Average 74.7 72.6

* 2004 data are preliminary

Tariff Adjustment

History of Tariff Adjustment

6.5% 6.0% 5.9% 4.9% 5.3%

4.2% 4.0%

Jun91 Feb92 May95 Jul97 Jan98 Nov99 Nov00

Tariff Rebalancing

Residential -2.0% -2.8%

Commercial -2.2% -3.5%

Industrial 2.5% 0.0%

Average 0.0% -1.5%

Jan03 Mar04

Management Objectives on Tariff

Increasing tariff to the level that will generate the profitability recovering the cost of equity, 7.53%

Narrowing tariff difference among sectors

Proposing a tariff-hike later this year after analyzing the impact of cost inflation including fuel

Fuel Price & Expense (1)

Surging Fuel Price

with coal price more than doubled and crude oil price over 40% up by Aug

2003 Average 2004 Jan Feb Mar Apr May Jun Jul Aug

NEWC* Coal Price Index 25.3 41.3 42.8 55.3 55.8 58.8 61.4 60.3 55.9 US$/ton

Dubai Oil Price 26.8 28.9 28.6 30.9 31.7 33.6 33.4 34.7 38.2 US$/barrel

* NEWC: Newcastle

proved to be not so serious during 1H 2004

with total fuel expense having been up by only 21%

Unit Price Change Market Price

(1,000Won/ton, Won/liter) Change by Aug. 2004

1H 04 1H 03 yoy yoy

Bituminous 53.6 37.5 42.9% 107.8%

B.C. Oil 244.3 257.8 -5.2% 31.2%*

LNG 405.8 409.2 -0.8% 31.2%*

* Crude oil price

* LNG price lags oil price by 2 months

Fuel Expense

In billion Korean Won

1H 04 1H 03 yoy

Coal 1,222 840 45.4%

Oil 523 801 -34.6%

LNG 1,542 1,025 50.5%

Nuke 210 222 -5.4%

Total 3,497 2,887 21.1%

Fuel Price & Expense (2)

Factors that mitigated fuel expense hike in 1H 2004

1-year contracted coal price hike is much lower than market price’s

The volatility of BC oil price is structurally lower than crude’s; BC oil price was up by only 10% Cutting expensive light oil consumption by 80% Korean Won was appreciated by 3%

Generation Mix

2003 1H 2004

11%

LNG

17%

6%

Oil

5%

40%

39%

Coal

42%

Nuclear & Hydro

39%

to be cut

to recover 40%+, respectively

Fuel Cost Mix

2003 1H 2004

39%

LNG

44%

30%

Oil

15%

Coal

35%

25%

6%

Nuclear & Hydro

6%

to be maintained by and large,

but changing with fuel price development

Fuel Expense—Strategy

Internal Fuel Price Forecast

We expect overall fuel prices to be largely stable at current level which is relatively high

2005 2006 2007 2008

(annual percentage increase)

Bituminous Coal 3% 2% 2% 2%

Dubai Crude Oil 6% 6% 3% 3%

* Annual increase in 2005 is from the price prevailing in Aug. 2004

Strategy

Maintaining efficient fuel mix: Nuclear at full capacity, and Nuclear/Coal providing over 80% of electricity

Gencos to collectively bargain fuel prices for better terms

Diversifying fuel sources to Russia, Indonesia: Reducing Chinese coal dependency

Securing more coal by long-term contract: minimizing spot market exposure

Gencos to share fuel inventory

Exploring overseas fuel resources to secure long-term supply

Developing alternative non-fossil fuel material

III. Financial Profile

Capital Structure

Capital Structure

Total SH’s Equity: KRW 37.8 tril (U$31.7bn) Total Liabilities: KRW 33.9 tril (U$28.5bn) as of 2003, consolidated

Liab.

47%

SH’s Equity

53%

Shareholder Mix as of Aug 2004

Government 27.0%

KDB 26.9%

Resolution & Finance Co. 5.1%

National Pension Fund 2.9%

Treasury Stock 1.7%

Foreigners 30.4%

Others 6.0%

Interest Bearing Debt*

Local Currency Debt 68% FX Debt 32%

US Dollar 62% JPY 34%

Others 4%

Total debt

: KRW 20.5 tril equivalent

Total foreign currency Debt

: KRW 6.5 tril equivalent

* Debt: KEPCO + GENCOs, as of June 30, 2004

Debt Profile & Strategy

Current vs. Target Repayment Schedule

Total debt

FX debt

4.4 3.8

3.2 3.1 3.2

1.0

0

0.5

0

1.3

2H 04 2005 2006 2007 2008 2009 2010 2011 2012 2013 & after

(in tril Korean Won)

Debt Currency Mix

June 2004 Target

KRW 68% 70%

USD 20% 15%

JPY 11%

} 15%

Others 1%

Fixed vs. Floating Mix

Fixed 62%

Total

Floating 38%

Fixed 50%

KRW

Floating 50%

Fixed 89%

FX

Floating 11%

Floating portion is to get smaller in general

* Debt: KEPCO + GENCOs, as of June 30, 2004

Improved Financial Status

(Unit: KRW bn) yoy 2000 yoy 2001 yoy 2002 yoy 2003

KWh sold(GWh) 11.8% 239,535 7.6% 257,731 8.0% 278,451 5.4% 293,599

Revenues 18.8% 18,708 8.1% 20,225 5.6% 21,366 6.6% 22,775

EBITDA 14.8% 8,800 4.8% 9,226 11.6% 10,299 4.7% 10,783

Operating Income 34.9% 3,470 15.0% 3,989 26.5% 5,047 3.5% 5,224

Total Interest Cost* 4.3% 2,337 (13.7%) 2,017 (20.3%) 1,608 (15.8%) 1,354

Interest Bearing Debt* 3.0% 25,459 4.0% 26,465 (14.1%) 22,738 (3.6%) 21,926

Net Income 0.4% 1,483 10.2% 1,635 86.4% 3,048 (24.0%) 2,323

Based on consolidated financial statements

Interest cost is inclusive of the capitalized

Interest bearing debt: KEPCO+GENCOs

First Half Results

(Unit : in billions of Korean Won) 1H 2004 1H 2003 %change

Operating revenues: 11,222 10,780 4.1%

Sale of electric power 11,039 10,493 5.2%

Other operating revenues 58 88 -33.8%

Revenues for other businesses 126 198 -36.7%

Operating expenses: 9,052 8,538 6.0%

Power purchased for resale 681 755 -9.9%

Labor 708 649 9.1%

Retirement benefit 53 56 -4.5%

Maintenance 739 691 7.0%

Depreciation 2,161 2,242 -3.6%

Fuel 3,497 2,887 21.1%

Other 1,149 1,103 4.2%

Expenses for other businesses 64 155 -59.1%

Operating income 2,171 2,242 -3.2%

Other income: 759 560 35.6%

FX gain 309 85 262.9%

Investment income from affiliates 190 164 16.1%

Other 261 312 -16.2%

Other expenses: 636 593 7.2%

Interest expenses 375 416 -9.9%

FX loss 5 24 -80.9%

Other 257 153 67.6%

Ordinary income 2,294 2,209 3.9%

Provision for income taxes 830 925 -10.3%

Net income 1,464 1,283 14.1%

Despite general economic slowdown, demand growth was decent to be 5.8%

Despite tariff cut on March 1, unit sales price was cut by 0.6% to 71.38 Won/kWh

Fuel cost was up by 21.1% due to fuel price-hike

Maintenance cost was cut by 8.4%—cost cutting effort

Korea Won was appreciated by 3.8% to generate FX gain

Operating profit was down by 3.2% mainly due to fuel

Net profit was up mainly due to FX gain

* This financial information is preliminary, un-audited and made by adjusting for inter-company transactions among KEPCO and its six generating subsidiaries only. As such, these financial information may not have been prepared in accordance with Korean generally accepted accounting principles, and may not necessarily be indicative of the results of operations of KEPCO and its six generating subsidiaries as a group

* KEPCO+Gencos

Capital Expenditure

Conservative Official Forecast

(in billion Korean Won)

9,971 9,898

9,708

9,432

7,882

2,767 2, 853

3,549 3,869

2,038

1,885 1,476

2,813 2,578

2,297

4,274 4,088

4,391 4,467

3,547

2004F 2005F 2006F 2007F 2008F

Nuclear Plant Thermal Plant T&D

New Capacity to be added

1,002 1,500 1,100 1,000Mw Nuke & Hydro

2,507 700 950 1,650 2,800 Thermal

Major Financial Statistics

Operating & Net Profit margin

23.6%

22.9%

19.7% 19.3% 18.5% 14.3%

13.0% 7.9% 8.1% 10.2%

2000 2001 2002 2003 1H

2004

Debt to Equity Ratio total borrowing/ SH’s equity

82.3% 84.1%

65.1%

59.9%

52.3%

2000 2001 2002 2003 1H

2004

Average Debt Cost

Kepco+Gencos

8.2%

6.3% 6.1%

5.2% 5.1%

2000 2001 2002 2003 1H

2004

Return on Asset

4.4%

4.2%

5.8%

5.2%

4.4%

2000 2001 2002 2003 1H

2004

* 2000~2003:based on Consolidated Financial Statements; 1H04: Kepco+Gencos (preliminary)

IV. Strategic Initiatives

Industry Restructuring

Initial Plan, Current Status & Future

Plan

Current Status

Future Strategy

Be prepared to sell Gencos when time gets right

Genco Setup + Sale

6 Gencos in operation, 100% owned by KEPCO

Management control is on for sale

GENERATION

Improving the asset value to get right price

All gencos except for Nuc.& Hydro to be sold out

DIVISIONAL SYSTEM within distribution is expected

Disco Setup + Sale

Disco Setup scrapped by MOCIE in June 2004

Each division will be autonomous and competing

DISTRIBUTION

New system shall be implemented gradually

Sale of KOSEP

IPO has been delayed as the price quote was below the book value

KEPCO will push forward with selling management control at a right price

This policy secures KEPCO’s value and credit won’t be hurt along the selling process

Scrapping Disco Setup

Scrapping was because the benefit was not certain given substantial risk

This cleared the uncertainty considerably and saved the cost of Disco setup

Asset Sale

Assets on Sale

Book Value Ownership

(in billion Korean Won)

KOSEP 1,991 100.0%

KPS 267 100.0%

KEPID 22 49.0%

KDHC 159 26.1%

KOGAS 740 24.5%

KOPEC 69 97.9%

Powercomm 351 43.1%

Plan to Sell

Selling management control as originally planned

By listing on domestic exchange or selling to strategic investors

Timing & method of selling is to be set by consulting Government

Timing & method of selling is to be set by consulting Government

Subject to Government’s plan of deregulating “gas industry”

After Government’s finalizing the plan to introduce competition into the industry of designing nuclear reactor

By listing on either domestic or foreign exchange, in relation to the bond convertible into Powercomm shares issued in euro market

Financial projection attached hereto assumes no asset sale.

* Book value: as of December 31, 2003

Overseas Business – Background & Strategy

Why do we go abroad?

Supplementing low profitability of core, domestic business, given our status as public entity

Conservative cash flow projection and low gearing seems supportive on overseas investment

Taking advantage of regional power shortage to get high return and secure energy sources

Supported by Government who pursues building “north-Asian energy hub”

Strategy

Bearing in mind that domestic operation is our core business

Establishing fair reputation by running existing project to pave the road for future opportunity

Return must justify the carefully estimated risk

Diversifying business portfolio including nuclear, T&D, communication and fuel development

Project financing with minimal recourse to minimize capex burden and risk, but taking majority of equity stakes

Investor Presentation

Sep 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Myung Whan
Name:	Kim, Myung-Whan
Title:	General Manager of International Finance Dept.

Date: Sep. 1, 2004